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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

AMENDMENT NO. 4

RULE 13e-3 TRANSACTION STATEMENT
UNDER SECTION 13(e) OF
THE SECURITIES EXCHANGE ACT OF 1934

iKang Healthcare Group, Inc.
(Name of the Issuer)

iKang Healthcare Group, Inc.
IK Healthcare Holdings Limited
IK Healthcare Investment Limited
IK Healthcare Merger Limited
Yunfeng Fund III, L.P.
Yunfeng Fund III Parallel Fund, L.P.
Taobao China Holding Limited
Boyu Capital Fund III, L.P.
Lee Ligang Zhang
ShanghaiMed, Inc.
Time Intelligent Finance Limited
Boquan He
Top Fortune Win Ltd.

(Names of Persons Filing Statement)

Class A Common Shares, par value US$0.01 per share

American Depositary Shares, each representing 1/2 Class A Common Shares
(Title of Class of Securities)
 45174L108†
(CUSIP Number)

iKang Healthcare Group, Inc. B-6F, Shimao Tower 92A Jianguo Road, Chaoyang District, Beijing, 100022, People's Republic of China Tel: +86 10 5320 6688	IK Healthcare Holdings Limited IK Healthcare Investment Limited IK Healthcare Merger Limited Suite 3206, One Exchange Square, 8 Connaught Place, Central, Hong Kong Tel: + 852 2516 6363
Yunfeng Fund III, L.P. Yunfeng Fund III Parallel Fund, L.P. Suite 3206, One Exchange Square, 8 Connaught Place, Central, Hong Kong Tel: + 852 2516 6363	Taobao China Holding Limited 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong Tel: +852 2215 5100

Lee Ligang Zhang
ShanghaiMed, Inc.
Time Intelligent Finance Limited
c/o iKang Healthcare Group, Inc.
B-6F, Shimao Tower
92A Jianguo Road,
Chaoyang District, Beijing, 100022,
People's Republic of China
Tel: +86 10 5320 6688	Boquan He Top Fortune Win Ltd. Unit 3213, Metro Plaza No. 183-187 Tianhe Road (N), Guangzhou, People's Republic of China Tel: +86 20 8755 3248
Boyu Capital Fund III, L.P. Ugland House, 121 South Church Street, Grand Cayman, KY1-1104, Cayman Islands Tel: +1 345 949 8066

             (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:
Kathryn King Sudol, Esq. Simpson Thacher & Bartlett 35th Floor, ICBC Tower 3 Garden Road, Central Hong Kong Telephone +852 2514 7600	Howard Zhang, Esq. Li He, Esq. Davis Polk & Wardwell LLP 2201, China World Office 2 No. 1, Jian Guo Men Wai Avenue Beijing 100004, People's Republic of China Telephone: +86 10 8567 5000	Weiheng Chen, Esq. Jie Zhu, Esq. Wilson Sonsini Goodrich & Rosati Suite 1509, Jardine House 1 Connaught Place, Central Hong Kong Telephone: +852 3972 4955

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	The filing of a registration statement under the Securities Act of 1933.
☐	A tender offer
☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:    ☐

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**

$1,108,880,678.08	$138,055.64***

*
Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per share cash payment of US$41.20 for the 26,440,247 issued and outstanding Class A common shares of the issuer subject to the transaction plus (b) the product of 616,094 Class A common shares underlying outstanding and unexercised options multiplied by US$31.72 per share (which is the difference between the US$41.20 per share merger consideration and the weighted average exercise price of US$9.48 per share for the options) ((a) and (b) together, the "Transaction Valuation").

**
The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2018, was calculated by multiplying the Transaction Valuation by 0.0001245.
☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

***
The filing fee was previously paid on the initial filing of this Schedule 13E-3 Transaction Statement on May 30, 2018 and on its Amendment No. 3 on September 26, 2018.

†
This CUSIP applies to the American Depositary Shares, each representing 1/2 Class A common shares.

i

INTRODUCTION

        This Amendment No. 4 to Schedule 13E-3, together with the exhibits hereto ("Amendment No. 4") amends and supplements the Rule 13e-3 transaction statement on Schedule 13E-3 originally filed on May 30, 2018 and amended by Amendment No. 1 filed on June 22, 2018, Amendment No. 2 filed on July 16, 2018 and Amendment No. 3 filed on September 26, 2018 (the "Original Transaction Statement", and as further amended by Amendment No. 4, the "Transaction Statement"). This Transaction Statement is being filed with the Securities and Exchange Commission (the "SEC") pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), jointly by the following persons (each, a "Filing Person," and collectively, the "Filing Persons"): (a) iKang Healthcare Group, Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the "Company"), the issuer of the Class A common shares, par value US$0.01 per share (each, a "Class A Share" and collectively, the "Class A Shares"), and Class C common shares, par value US$0.01 per share (each, a "Class C Share" and collectively, the "Class C Shares"; and the Class C Shares together with the Class A Shares, the "Shares"), including the Class A Shares represented by the American depositary shares, each representing 1/2 of a Class A Share (the "ADSs"), that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) IK Healthcare Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands ("Holdco"); (c) IK Healthcare Investment Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Holdco ("Parent"); (d) IK Healthcare Merger Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent ("Merger Sub"); (e) Yunfeng Fund III, L.P., an exempted limited partnership established under the laws of the Cayman Islands ("YF Fund III"); (f) Yunfeng Fund III Parallel Fund, L.P., an exempted limited partnership established under the laws of the Cayman Islands ("YF Fund III Parallel" and together with YF Fund III, "YFC") (g) Taobao China Holding Limited, a company incorporated under the laws of Hong Kong ("Taobao China"); (h) Boyu Capital Fund III, L.P., an exempted limited partnership established under the laws of the Cayman Islands ("Boyu Fund III"); (i) Mr. Lee Ligang Zhang, the chairman of the board of directors and the chief executive officer of the Company ("Mr. Zhang"); (j) Time Intelligent Finance Limited, a company incorporated under the laws of the British Virgin Islands ("Time Intelligent"), which is beneficially owned by Mr. Zhang's family trust; (k) ShanghaiMed, Inc., a company incorporated under the laws of the British Virgin Islands ("ShanghaiMed"), which is wholly-owned by Time Intelligent; (l) Mr. Boquan He, the vice chairman of the board of directors of the Company ("Mr. He"); and (m) Top Fortune Win Ltd., a company incorporated under the laws of the British Virgin Islands ("Top Fortune") (together with Time Intelligent, ShanghaiMed and Mr. He. the "Rollover Shareholders"). Filing Persons (b) through (m) are collectively referred to herein as the "Buyer Group."

        This Transaction Statement relates to the agreement and plan of merger by and among Parent, Merger Sub and the Company, dated as of March 26, 2018 and amended as of May 29, 2018 and September 25, 2018 (such agreement as amended on May 29, 2018 and September 25, 2018, the "original merger agreement") and further amended as of December 14, 2018 (as so amended, the "merger agreement"), pursuant to which Merger Sub will be merged with and into the Company with the Company continuing as the surviving company and becoming a wholly-owned subsidiary of Parent (the "merger").

        Pursuant to General Instruction F to Schedule 13E-3, the information contained in the proxy statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Transaction Statement are qualified in their entirety by the information contained in the proxy statement and the annexes thereto.

        All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

        Except as amended and supplemented in this Amendment No. 4, the information set forth in the Original Transaction Statement remains unchanged.

1

Item 4    Terms of the Transaction

        Item 4 is hereby amended and supplemented by adding the following:

        On December 14, 2018, Parent, Merger Sub and the Company entered into an amendment No. 3 to the original merger agreement, which includes the following amendments to the original merger agreement:

  •
  the Termination Date under the merger agreement is extended from October 31, 2018 to January 31, 2019;

  •
  the closing condition in Section 7.02(e) of the merger agreement that holders of no more than 15% of the total issued and outstanding shares of the Company have validly served Objection Notices is deleted in its entirety and replaced with a condition that the number of Dissenting Shares shall represent no more than 15% of the total outstanding shares of the Company;

  •
  a new Section 7.02(f) includes an additional closing condition for the benefit of Parent and Merger Sub which provides that, since the date of the original merger agreement, there has not been any change of applicable laws that (i) requires the Group Companies to operate as a not-for-profit business or cease to engage in the health or medical examination business in the PRC (the "Business") or otherwise requires the Business to be owned, operated and managed solely by public hospitals, (ii) generally prohibits the public offering and listing of equity securities of companies primarily engaged in the Business (including the Group Companies) and/or (iii) generally prohibits the acquisition of a company primarily engaged in the Business (including the Group Companies) by a company with publicly listed equity securities;

  •
  the definition of "Excluded Shares" is revised to include any Shares held by shareholders who have validly exercised their rights to dissent from the merger in accordance with Section 238 of the Cayman Islands Companies Law and thereafter effectively withdrawn such rights to dissent (such shareholders, the "Withdrawing Shareholders"), such that if the merger is completed, at the effective time of the merger, Shares held by the Withdrawing Shareholders will be cancelled and cease to exist for no consideration under the merger agreement; and

  •
  Section 1.02 has been amended to provide that the closing will occur at 10:00 a.m. (Beijing time) on or before January 18, 2019 (or another date or time agreed in writing by the Company and Parent), subject to the satisfaction of the closing conditions set forth in the merger agreement.

        Prior to the execution of amendment No. 3 to the original merger agreement, Merger Sub informed the Company that it had entered into one or more confidential settlement deeds with certain Withdrawing Shareholders pursuant to which, among other matters, such Withdrawing Shareholders agreed to effectively withdraw their rights to dissent from the merger. The parties currently expect the merger to close in January 2019, subject to the satisfaction or waiver of the conditions to closing set forth in the merger agreement.

Item 5    Past Contracts, Transactions, Negotiations and Agreements

        Item 5 is hereby amended and supplemented by adding the disclosure under Item 4 above in this Amendment No. 4.

2

Item 13    Financial Statements

        Item 13 is hereby amended and supplemented by adding the following:

        The unaudited consolidated financial statements of the Company for the three-month periods ended June 30, 2017 and 2018 are incorporated herein by reference to the Company's 2018 fiscal first quarter earnings release furnished on Form 6-K on September 28, 2018.

Item 15    Additional Information

        Item 15 is hereby amended and supplemented by adding the disclosure under Item 4 above in this Amendment No. 4.

Item 16    Exhibits

        Item 16 is hereby amended and supplemented by adding the following:

(a)
-(12)    Press Release issued by the Company, dated November 1, 2018, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on November 1, 2018.

(a)
-(13)    Press Release issued by the Company, dated December 14, 2018, incorporated herein by reference to Exhibit 99.2 to the Report on Form 6-K furnished by the Company to the SEC on December 14, 2018.

(d)
-(13)    Amendment No. 3 to the Agreement and Plan of Merger, dated December 14, 2018, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on December 14, 2018.

3

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Date: December 14, 2018

iKang Healthcare Group, Inc.
By:	/s/ RUBY LU
	Name:	Ruby Lu
	Title:	Chairman, Special Committee of the Board of Directors

IK Healthcare Holdings Limited
By:	/s/ HUANG XIN
	Name:	Huang Xin
	Title:	Director

IK Healthcare Investment Limited
By:	/s/ HUANG XIN
	Name:	Huang Xin
	Title:	Director

IK Healthcare Merger Limited
By:	/s/ HUANG XIN
	Name:	Huang Xin
	Title:	Director

Yunfeng Fund III, L.P.
By:	Yunfeng Investment III, Ltd., its general partner
By:	/s/ HUANG XIN
	Name:	Huang Xin
	Title:	Authorized Signatory

Yunfeng Fund III Parallel Fund, L.P.
By:	Yunfeng Investment III, Ltd., its general partner
By:	/s/ HUANG XIN
	Name:	Huang Xin
	Title:	Authorized Signatory

Taobao China Holding Limited
By:	/s/ RICHARD C. LIN
	Name:	Richard C. Lin
	Title:	Authorized Signatory

Boyu Capital Fund III, L.P.
By:	Boyu Capital General Partner III, L.P., its general partner
By:	Boyu Capital General Partner III, Ltd., its general partner
By:	/s/ LEONG CHU YONG
	Name:	Leong Chu Yong
	Title:	Director

Lee Ligang Zhang
By:	/s/ LEE LIGANG ZHANG
	Name:	Lee Ligang Zhang

ShanghaiMed, Inc.
By:	/s/ LEE LIGANG ZHANG
	Name:	Lee Ligang Zhang
	Title:	Director

Time Intelligent Finance Limited
By:	/s/ LEE LIGANG ZHANG
	Name:	Lee Ligang Zhang
	Title:	Director

Boquan He
By:	/s/ BOQUAN HE
	Name:	Boquan He

Top Fortune Win Ltd.
By:	/s/ BOQUAN HE
	Name:	Boquan He
	Title:	Director